

                                                            EXHIBIT 12

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                 (UNAUDITED)

                                            Three Months Ended
                                                 March 31,
                                               1997     1996
                                              -------  -------
Earnings:

  Pre-tax income                              $   242  $   306

  Add:
    Interest and fixed charges,
      excluding capitalized interest               84       75

    Portion of rent under long-term
      operating leases representative
      of an interest factor                        47       44

    Amortization of capitalized interest            1        1

  Less:  Undistributed equity in earnings
           of investments accounted for
           under the equity method                  6        2
                                              -------  -------

  Total earnings available for fixed charges  $   368  $   424
                                              =======  =======

Fixed charges:

  Interest and fixed charges                  $    87  $    79

  Portion of rent under long-term operating
    leases representative of an interest
    factor                                         47       44
                                              -------  -------

  Total fixed charges                         $   134  $   123
                                              =======  =======

Ratio of earnings to fixed charges              2.75x    3.45x
